Exhibit 14.1

Independent Auditors’ Consent

We consent to the incorporation by reference under Item 3 of Part II of the Registration Statement on Form S-8 of Bunzl plc of our report dated February 23, 2004, with respect to the consolidated balance sheets of Bunzl plc as at December 31, 2002 and 2003, and the related consolidated profit and loss accounts, consolidated cash flow statements, statements of total recognized gains and losses and consolidated reconciliations of movements in shareholders’ funds for each of the years in the three-year period ended December 31, 2003, which report appears in the annual report of Bunzl plc on Form 20-F for the year ended December 31, 2003 and to the reference to our firm under the heading ‘Selected Financial Data’ in the Annual Report.

/s/ KPMG Audit Plc

KPMG Audit Plc

London, UK

April 8, 2004